SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BLACKBOARD INC.
--------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------
(Title of Class of Securities)

091935502
--------------------------------------------------------
(CUSIP Number)

Robert P. Connolly
Senior Managing Director
and General Counsel
BlackRock Inc.
55 East 52nd Street
New York, NY 10022
(212) 810-5300
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090135502	Page 2 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLACKROCK, INC. (TIN: 32-0174431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO - Funds of investment advisory clients.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,144,958
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,144,958
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,144,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON HC

Item 1.    Security and Issuer

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.01 per share (“Common Stock”) of BlackBoard Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 650 Massachusetts Ave, N.W., Washington D.C. 20001.

Item 2.    Identity and Background

This Schedule 13D is being filed by BlackRock Inc. (the “Reporting Person”).  The Reporting Person is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. The Reporting Person, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, the Reporting Person, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution.  The principal office and business address of the Reporting Person is 55 East 52nd Street, New York, NY 10022.

Certain of the securities reported herein were previously included in a statement on Schedule 13G filed by the Reporting Person on February 3, 2011.  Although the Reporting Person does not believe it is required to file a Schedule 13D pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 because the investment intent of neither the Reporting Person nor its subsidiaries that may be deemed to beneficially own the shares of Common Stock to which this Schedule relates has changed such that the Reporting Person would cease to be permitted to make use of Schedule 13G, the Reporting Person is voluntarily filing this Schedule because certain of its affiliates entered into the transaction described in Item 4 below.

(a) – (c) and (f) For information required by Instruction C to Schedule 13D with respect to the officers and directors of the Reporting Person (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Person or its subsidiaries nor, to the knowledge of the Reporting Person, any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person or its subsidiaries nor, to the knowledge of the Reporting Person, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 3.    Source and Amount of Funds or Other Consideration

           The aggregate purchase price of the 2,144,958 shares beneficially owned by the Reporting Person is $82,124,820. The shares were acquired with available funds of the applicable accounts for which certain of the Reporting Person’s subsidiaries act as investment advisers.

Item 4.    Purpose of Transaction

All of the shares of Common Stock were acquired for investment purposes by funds and accounts for which certain of the Reporting Person’s subsidiaries act as investment advisers.

CUSIP No. 090135502	Page 4 of 6

On June 30, 2011, Portfolio Administration & Management Ltd. (“PAM”), a subsidiary of the Reporting Person, entered into an Equity Commitment Letter Agreement (the “Commitment Letter”), with Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. on behalf of certain funds and an account managed by subsidiaries of the Reporting Person.  Pursuant to the Commitment Letter, PAM on behalf of such funds and account irrevocably committed, on the terms and subject to the conditions set forth therein, to purchase, with funds to be provided by such funds and account, $45 million dollars of equity interests in Bulldog Super Holdco, LLC, a Delaware limited liability company (“Holdco”), solely for the purpose of funding, and to the extent necessary to fund, a portion of the merger consideration payable by Bulldog Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Holdco (“Parent”), in accordance with an Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 30, 2011 among the Issuer, Parent and Bulldog Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”) in an amount not to exceed the Per Share Amount as set forth in the Merger Agreement and related fees and expenses.  The Merger Agreement provides that Acquisition Sub will merge with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth therein, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, and the Common Stock of the Issuer issued and outstanding immediately prior to the effectiveness of the Merger being converted into the right to receive $45.00 per share in cash, without interest. The Merger Agreement provides for various closing conditions including approval of a majority of the outstanding shares of Common Stock of the Issuer, regulatory approvals and other closing conditions.  Upon closing, the Issuer will become a privately held company and the Common Stock will cease to be listed on the NASDAQ Global Select Market.

PAM’s entry into the Commitment Letter on behalf of certain funds and an account managed by subsidiaries of the Reporting Person will not have an impact on the Reporting Person’s subsidiaries’ exercise of investment or voting power with respect to the shares of Common Stock to which this Schedule relates.

Except as set forth in this Schedule, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).  The Reporting Person expects each of its advisory subsidiaries to evaluate on a continuing basis its client accounts’ investment in the Issuer and that each such subsidiary may from time to time acquire or dispose of shares of Common Stock or other securities of the Issuer on behalf of such client accounts.  Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Person’s advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by the Reporting Person’s advisory subsidiaries; (iv) other investment and business opportunities available to the Reporting Person's advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the Reporting Person’s advisory subsidiaries may consider relevant.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5.    Interest in Securities of the Issuer

(a) − (b) The responses of the Reporting Person to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference.

The shares of Common Stock beneficially owned by the Reporting Person include shares of Common Stock beneficially owned by subsidiaries of the Reporting Person including BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock (Luxembourg) S.A., BlackRock International Limited, BlackRock Japan Co. Ltd., BlackRock Asset Management Canada Limited and BlackRock Asset Management Australia Limited, none of which beneficially owns in excess of 5% of the outstanding Common Stock.

Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, the Covered Persons beneficially owned any shares of Common Stock as of July 8, 2011, the nearest practicable date prior to the filing of this Schedule.

(c) Schedule B sets forth transactions in the Common Stock which were effected during the sixty day period ending July 8, 2011, the nearest practicable date prior to the filing of this Schedule, all of which where were effected in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer.  The transactions in the Common Stock described on Schedule B were effected on the NASDAQ Global Select Market or privately negotiated, as indicated therein.

(d) Except for investment advisory clients of the Reporting Person’s subsidiaries who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no

CUSIP No. 090135502	Page 5 of 6

other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

The information set forth in Rows 7 through 13 of the cover page of this Schedule for the Reporting Person is incorporated herein by reference.  The percentage amount set forth in Row 13 for the cover page of this Schedule is calculated based upon the 35,029,168 Shares issued and outstanding as reported by the Issuer in its most recently filed Form 10-Q for the quarterly period ended April 29, 2011.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of the Reporting Person, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Description

1.
Letter Agreement, dated June 30, 2011, by and between Portfolio Administration & Management Ltd. on   behalf of private equity funds and an account under management, Providence Equity Partners VII L.P. and Providence Equity Partners VI-A L.P.

2.
Power of Attorney, dated December 14, 2010, relating to BlackRock Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock Inc. on February 3, 2011 (SEC file number 005−80312)) and are hereby incorporated herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and  belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011

BLACKROCK, INC.

By:	/s/ Matthew Fitzgerald
Name:	Matthew Fitzgerald
Title:	Attorney-in-fact

Schedule A

The following is a list of the executive officers and directors of the Reporting Person, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.

BlackRock, Inc.

Executive Officers
Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
Laurence D. Fink	55 East 52nd Street New York, NY 10055	Chief Executive Officer	U.S.
Robert S. Kapito	55 East 52nd Street New York, NY 10055	President	U.S.
Robert P. Connolly	55 East 52nd Street New York, NY 10055	General Counsel, Secretary and Senior Managing Director	U.S.
Robert W. Fairbairn	55 East 52nd Street New York, NY 10055	Senior Managing Director, Head of Global Client Group	U.S.
Bennett W. Golub	55 East 52nd Street New York, NY 10055	Chief Risk Officer and Senior Managing Director	U.S.
Charles S. Hallac	55 East 52nd Street New York, NY 10055	Chief Operating Officer and Senior Managing Director	U.S.
J. Richard Kushel	55 East 52nd Street New York, NY 10055	Senior Managing Director, Head of Portfolio Managing Group	U.S.
Ann Marie Petach	55 East 52nd Street New York, NY 10055	Chief Financial Officer and Senior Managing Director	U.S.
Linda Gosden Robinson	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Marketing and Communications	U.S.
Susan L. Wagner	55 East 52nd Street New York, NY 10055	Vice Chairman	U.S.
Kendrick R. Wilson, III	55 East 52nd Street New York, NY 10055	Vice Chairman	U.S.
Joseph Feliciani	55 East 52nd Street New York, NY 10055	Chief Accounting Officer	U.S.
N. James Charrington	33 King William Street, London, England, EC4R 9AS, United Kingdom	Senior Managing Director	British

Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
Rohit Bhagat	2 Queen’s Road Central Cheung Kong Center Hong Kong, China	Senior Managing Director	U.S.
Jeffrey A. Smith	55 East 52nd Street New York, NY 10055	Senior Managing Director and Head of Human Resources	U.S.

Directors
Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
Laurence D. Fink	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Chief Executive Officer	U.S.
Robert S. Kapito	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	President	U.S.
Abdlatif Al-Hamad	Arab Fund for Economic & Social Development, Airport Boulevard Shuwaikh, Kuwait	Arab Fund for Economic & Social Development - Chairman, Director General	Kuwaiti
Mathis Cabiallavetta	Swiss Reinsurance Company Ltd. Mythenquai 50/60 CH-8022 Zurich, Switzerland	Swiss Reinsurance Company Ltd. - Vice Chairman	Swiss
Dennis D. Dammerman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
William S. Demchak	PNC Financial Services Group Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	PNC Financial Services Group Inc. - Senior Vice Chairman	U.S.
Robert E. Diamond, Jr.	Barclays Capital 745 7th Avenue New York, NY 10019	Barclays Capital - Chief Executive Officer	U.S.
Murry S. Gerber	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.

Name	Business Address	Present Principal Occupation or Employment / Name and Address of Any Other Corporation	Citizenship
James Grosfeld	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
David H. Komansky	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Retired	U.S.
Sir Deryck Maughan	Kohlberg Kravis Roberts & Co. 9 West 57th Street Suite 4200 New York, NY 10019	Kohlberg Kravis Roberts & Co. – Head of Financial Institutions Group	British
Thomas K. Montag	Bank of America One Bryant Park 4th Floor New York, NY 10036	Bank of America -President of Global Banking and Markets	U.S.
Thomas H. O’Brien	The PNC Financial Services Group, Inc. One PNC Plaza, 249 Fifth Avenue, 2nd Floor Pittsburgh, PA 15222	Retired	U.S.
James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza, 249 Fifth Avenue, 2nd Floor Pittsburgh, PA 15222	The PNC Financial Services Group, Inc. – Chief Executive Officer	U.S.
Ivan G. Seidenberg	Verizon Communications 140 West Street, Floor 29 New York, NY 10007	Verizon Communications – Chairman and Chief Executive Officer	U.S.
John S. Varley	Barclays PLC One Churchill Place London E14 5HP United Kingdom	Retired	British

Schedule B

Transactions in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Advisors, LLC	May 31 2011	139	43.09	SELL	PRIVATE
BlackRock Advisors, LLC	May 31 2011	27	43.10	SELL	NASDAQ
BlackRock Advisors, LLC	Jun 17 2011	71	40.76	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 17 2011	1	40.76	BUY	PRIVATE
BlackRock Advisors, LLC	Jun 20 2011	140	40.15	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 23 2011	18,450	43.71	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 23 2011	5,600	43.71	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	89,700	44.08	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	37,300	44.06	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	47,550	44.00	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	27,000	44.08	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	11,300	44.06	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	14,400	44.00	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 24 2011	93	43.94	SELL	PRIVATE
BlackRock Advisors, LLC	Jun 30 2011	32,600	43.28	BUY	NASDAQ
BlackRock Advisors, LLC	Jun 30 2011	9,800	43.28	BUY	NASDAQ
BlackRock Advisors, LLC	Jul 5 2011	225,600	44.15	SELL	NASDAQ
BlackRock Advisors, LLC	Jul 5 2011	68,100	44.15	SELL	NASDAQ
BlackRock Asset Management Australia Limited	May 31 2011	30	43.12	SELL	NASDAQ
BlackRock Asset Management Canada Limited	May 31 2011	162	43.09	SELL	NASDAQ
BlackRock Asset Management Canada Limited	Jun 9 2011	4,700	41.23	BUY	NASDAQ
BlackRock Asset Management Canada Limited	Jun 17 2011	4,700	40.76	SELL	PRIVATE
BlackRock Capital Management	Jun 23 2011	700	43.71	BUY	NASDAQ
BlackRock Capital Management	Jun 24 2011	3,300	44.08	BUY	NASDAQ
BlackRock Capital Management	Jun 24 2011	1,400	44.06	BUY	NASDAQ
BlackRock Capital Management	Jun 24 2011	1,800	44.00	BUY	NASDAQ
BlackRock Capital Management	Jun 30 2011	1,200	43.28	BUY	NASDAQ
BlackRock Capital Management	Jun 30 2011	3,200	43.26	BUY	NASDAQ
BlackRock Capital Management	Jul 5 2011	11,600	44.15	SELL	NASDAQ
BlackRock Fund Advisors	May 10 2011	9	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	249	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	3,390	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	4,068	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	2,599	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	3,164	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	3,390	45.26	BUY	PRIVATE
BlackRock Fund Advisors	May 10 2011	2,260	45.26	BUY	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	May 10 2011	1,356	45.26	SELL	PRIVATE
BlackRock Fund Advisors	May 10 2011	5,311	45.26	SELL	PRIVATE
BlackRock Fund Advisors	May 10 2011	50	45.26	SELL	PRIVATE
BlackRock Fund Advisors	May 11 2011	747	44.58	BUY	PRIVATE
BlackRock Fund Advisors	May 11 2011	3,955	44.58	BUY	PRIVATE
BlackRock Fund Advisors	May 11 2011	15,820	44.58	BUY	PRIVATE
BlackRock Fund Advisors	May 11 2011	1,494	44.58	SELL	PRIVATE
BlackRock Fund Advisors	May 11 2011	5,650	44.58	SELL	PRIVATE
BlackRock Fund Advisors	May 11 2011	8,136	44.58	SELL	PRIVATE
BlackRock Fund Advisors	May 11 2011	1,695	44.58	SELL	PRIVATE
BlackRock Fund Advisors	May 12 2011	18	44.65	BUY	PRIVATE
BlackRock Fund Advisors	May 12 2011	4,520	44.65	BUY	PRIVATE
BlackRock Fund Advisors	May 12 2011	2,260	44.65	BUY	PRIVATE
BlackRock Fund Advisors	May 12 2011	747	44.65	SELL	PRIVATE
BlackRock Fund Advisors	May 12 2011	4,181	44.65	SELL	PRIVATE
BlackRock Fund Advisors	May 13 2011	3,164	44.51	BUY	PRIVATE
BlackRock Fund Advisors	May 13 2011	249	44.51	SELL	PRIVATE
BlackRock Fund Advisors	May 13 2011	7,910	44.51	SELL	PRIVATE
BlackRock Fund Advisors	May 13 2011	7,571	44.51	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	113	43.42	BUY	PRIVATE
BlackRock Fund Advisors	May 16 2011	2,260	43.42	BUY	PRIVATE
BlackRock Fund Advisors	May 16 2011	2,147	43.42	BUY	PRIVATE
BlackRock Fund Advisors	May 16 2011	99	43.42	BUY	NASDAQ
BlackRock Fund Advisors	May 16 2011	430	43.42	BUY	PRIVATE
BlackRock Fund Advisors	May 16 2011	27	43.42	BUY	PRIVATE
BlackRock Fund Advisors	May 16 2011	9	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	996	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	747	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	2,825	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	452	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	10,283	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 16 2011	10,170	43.42	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	1,245	42.79	BUY	PRIVATE
BlackRock Fund Advisors	May 17 2011	5,198	42.79	BUY	PRIVATE
BlackRock Fund Advisors	May 17 2011	4,520	42.79	BUY	PRIVATE
BlackRock Fund Advisors	May 17 2011	1,017	42.79	BUY	PRIVATE
BlackRock Fund Advisors	May 17 2011	1,808	42.79	BUY	PRIVATE
BlackRock Fund Advisors	May 17 2011	860	42.79	BUY	PRIVATE
BlackRock Fund Advisors	May 17 2011	82	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	498	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	996	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	6,780	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	2,260	42.79	SELL	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	May 17 2011	3,051	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	36	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 17 2011	54	42.79	SELL	PRIVATE
BlackRock Fund Advisors	May 18 2011	249	44.39	SELL	PRIVATE
BlackRock Fund Advisors	May 18 2011	2,712	44.39	SELL	PRIVATE
BlackRock Fund Advisors	May 18 2011	1,695	44.39	SELL	PRIVATE
BlackRock Fund Advisors	May 18 2011	100	44.39	SELL	PRIVATE
BlackRock Fund Advisors	May 18 2011	100	44.39	SELL	PRIVATE
BlackRock Fund Advisors	May 19 2011	1,695	42.89	BUY	PRIVATE
BlackRock Fund Advisors	May 19 2011	11,300	42.89	BUY	PRIVATE
BlackRock Fund Advisors	May 19 2011	2,260	42.89	SELL	PRIVATE
BlackRock Fund Advisors	May 19 2011	2,260	42.89	SELL	PRIVATE
BlackRock Fund Advisors	May 19 2011	3,390	42.89	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	18	43.47	BUY	PRIVATE
BlackRock Fund Advisors	May 20 2011	5,650	43.47	BUY	PRIVATE
BlackRock Fund Advisors	May 20 2011	1,356	43.47	BUY	PRIVATE
BlackRock Fund Advisors	May 20 2011	2,938	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	9,944	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	1,695	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	2,712	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	47	43.47	SELL	NASDAQ
BlackRock Fund Advisors	May 20 2011	18	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	18	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 20 2011	100	43.47	SELL	PRIVATE
BlackRock Fund Advisors	May 23 2011	1,494	42.47	BUY	PRIVATE
BlackRock Fund Advisors	May 23 2011	2,938	42.47	BUY	PRIVATE
BlackRock Fund Advisors	May 23 2011	226	42.47	BUY	PRIVATE
BlackRock Fund Advisors	May 23 2011	2,260	42.47	BUY	PRIVATE
BlackRock Fund Advisors	May 23 2011	4,520	42.47	BUY	PRIVATE
BlackRock Fund Advisors	May 23 2011	747	42.47	SELL	PRIVATE
BlackRock Fund Advisors	May 23 2011	4,294	42.47	SELL	PRIVATE
BlackRock Fund Advisors	May 23 2011	2,825	42.47	SELL	PRIVATE
BlackRock Fund Advisors	May 23 2011	3,955	42.47	SELL	PRIVATE
BlackRock Fund Advisors	May 23 2011	3,390	42.47	SELL	PRIVATE
BlackRock Fund Advisors	May 23 2011	50	42.47	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	996	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	4,980	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	2,373	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	2,260	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	6,780	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	860	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	860	41.80	BUY	PRIVATE
BlackRock Fund Advisors	May 24 2011	100	41.80	BUY	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	May 24 2011	27	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	249	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	2,739	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	3,955	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	8,475	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	11,526	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 24 2011	100	41.80	SELL	PRIVATE
BlackRock Fund Advisors	May 25 2011	6,780	41.95	BUY	PRIVATE
BlackRock Fund Advisors	May 25 2011	246	41.95	BUY	NASDAQ
BlackRock Fund Advisors	May 25 2011	1,290	41.95	BUY	PRIVATE
BlackRock Fund Advisors	May 25 2011	249	41.95	SELL	PRIVATE
BlackRock Fund Advisors	May 25 2011	5,085	41.95	SELL	PRIVATE
BlackRock Fund Advisors	May 26 2011	3,955	42.15	BUY	PRIVATE
BlackRock Fund Advisors	May 26 2011	1,130	42.15	BUY	PRIVATE
BlackRock Fund Advisors	May 26 2011	18,080	42.15	BUY	PRIVATE
BlackRock Fund Advisors	May 26 2011	2,034	42.15	BUY	PRIVATE
BlackRock Fund Advisors	May 26 2011	860	42.15	BUY	PRIVATE
BlackRock Fund Advisors	May 26 2011	1,130	42.15	SELL	PRIVATE
BlackRock Fund Advisors	May 27 2011	9	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	747	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	1,130	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	678	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	1,695	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	1,017	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	226	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	430	42.58	BUY	PRIVATE
BlackRock Fund Advisors	May 27 2011	41	42.58	SELL	PRIVATE
BlackRock Fund Advisors	May 27 2011	41	42.58	SELL	PRIVATE
BlackRock Fund Advisors	May 27 2011	1,921	42.58	SELL	PRIVATE
BlackRock Fund Advisors	May 31 2011	996	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	5,650	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	5,989	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	226	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	339	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	1,130	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	9,040	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	9,040	43.09	BUY	PRIVATE
BlackRock Fund Advisors	May 31 2011	116	43.10	SELL	NASDAQ
BlackRock Fund Advisors	May 31 2011	996	43.09	SELL	PRIVATE
BlackRock Fund Advisors	May 31 2011	1,245	43.09	SELL	PRIVATE
BlackRock Fund Advisors	May 31 2011	10,170	43.09	SELL	PRIVATE
BlackRock Fund Advisors	May 31 2011	4,746	43.09	SELL	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	6,780	42.05	BUY	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	Jun 1 2011	1,130	42.05	BUY	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	3,390	42.05	BUY	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	226	42.05	BUY	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	430	42.05	BUY	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	8	42.05	BUY	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	7,470	42.05	SELL	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	1,494	42.05	SELL	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	2,825	42.05	SELL	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	339	42.05	SELL	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	7,345	42.05	SELL	PRIVATE
BlackRock Fund Advisors	Jun 1 2011	12,430	42.05	SELL	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	9	41.45	BUY	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	6,780	41.45	BUY	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	4,520	41.45	BUY	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	1,992	41.45	SELL	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	996	41.45	SELL	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	7,345	41.45	SELL	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	6,554	41.45	SELL	PRIVATE
BlackRock Fund Advisors	Jun 2 2011	100	41.45	SELL	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	13,560	41.00	BUY	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	1,245	41.00	SELL	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	1,017	41.00	SELL	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	7,910	41.00	SELL	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	10,170	41.00	SELL	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	503	41.00	SELL	PRIVATE
BlackRock Fund Advisors	Jun 3 2011	24	41.00	SELL	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	249	40.59	BUY	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	4,520	40.59	BUY	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	1,243	40.59	BUY	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	2,260	40.59	BUY	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	2,260	40.59	BUY	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	2,260	40.59	BUY	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	41	40.59	SELL	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	11	40.59	SELL	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	747	40.59	SELL	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	6,102	40.59	SELL	PRIVATE
BlackRock Fund Advisors	Jun 6 2011	1,695	40.59	SELL	PRIVATE
BlackRock Fund Advisors	Jun 7 2011	2,260	40.80	BUY	PRIVATE
BlackRock Fund Advisors	Jun 7 2011	1,808	40.80	BUY	PRIVATE
BlackRock Fund Advisors	Jun 7 2011	11,300	40.80	BUY	PRIVATE
BlackRock Fund Advisors	Jun 7 2011	247	40.81	BUY	NASDAQ
BlackRock Fund Advisors	Jun 7 2011	1,245	40.80	SELL	PRIVATE
BlackRock Fund Advisors	Jun 7 2011	2,825	40.80	SELL	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	Jun 7 2011	2,373	40.80	SELL	PRIVATE
BlackRock Fund Advisors	Jun 8 2011	498	40.28	BUY	PRIVATE
BlackRock Fund Advisors	Jun 8 2011	123	40.28	SELL	PRIVATE
BlackRock Fund Advisors	Jun 8 2011	5,085	40.28	SELL	PRIVATE
BlackRock Fund Advisors	Jun 8 2011	113	40.28	SELL	PRIVATE
BlackRock Fund Advisors	Jun 8 2011	860	40.28	SELL	PRIVATE
BlackRock Fund Advisors	Jun 9 2011	678	41.23	BUY	PRIVATE
BlackRock Fund Advisors	Jun 9 2011	3,955	41.23	BUY	PRIVATE
BlackRock Fund Advisors	Jun 9 2011	4,520	41.23	BUY	PRIVATE
BlackRock Fund Advisors	Jun 9 2011	1,356	41.23	BUY	PRIVATE
BlackRock Fund Advisors	Jun 9 2011	82	41.23	SELL	PRIVATE
BlackRock Fund Advisors	Jun 9 2011	11	41.23	SELL	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	226	39.93	BUY	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	9,605	39.93	BUY	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	5,198	39.93	BUY	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	1,245	39.93	SELL	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	2,260	39.93	SELL	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	2,825	39.93	SELL	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	4,972	39.93	SELL	PRIVATE
BlackRock Fund Advisors	Jun 10 2011	678	39.93	SELL	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	498	39.66	BUY	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	747	39.66	BUY	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	249	39.66	BUY	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	1,921	39.66	BUY	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	22	39.66	SELL	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	791	39.66	SELL	PRIVATE
BlackRock Fund Advisors	Jun 13 2011	50	39.66	SELL	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	2,490	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	996	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	277	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	1,469	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	4,520	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	4,746	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	2,825	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	126	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	429	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	151	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	504	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	682	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	328	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	25	42.08	BUY	NASDAQ
BlackRock Fund Advisors	Jun 14 2011	7,910	42.08	BUY	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	110	42.08	BUY	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	Jun 14 2011	27	42.08	SELL	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	2,147	42.08	SELL	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	860	42.08	SELL	PRIVATE
BlackRock Fund Advisors	Jun 14 2011	150	42.08	SELL	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	9	42.19	BUY	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	1,026	42.19	BUY	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	4,788	42.19	BUY	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	1,012	42.19	BUY	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	18,240	42.19	SELL	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	9,120	42.19	SELL	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	3,078	42.19	SELL	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	9,462	42.19	SELL	PRIVATE
BlackRock Fund Advisors	Jun 15 2011	100	42.19	SELL	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	9	42.60	BUY	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	4,788	42.60	BUY	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	10,032	42.60	BUY	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	342	42.60	BUY	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	4,560	42.60	BUY	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	125	42.60	BUY	NASDAQ
BlackRock Fund Advisors	Jun 16 2011	860	42.60	SELL	PRIVATE
BlackRock Fund Advisors	Jun 16 2011	200	42.60	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	66	40.76	BUY	NASDAQ
BlackRock Fund Advisors	Jun 17 2011	996	40.76	BUY	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	1,482	40.76	BUY	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	479	40.75	BUY	NASDAQ
BlackRock Fund Advisors	Jun 17 2011	45	40.76	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	2,394	40.76	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	3,420	40.76	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	2,280	40.76	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	1,140	40.76	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	3,876	40.76	SELL	PRIVATE
BlackRock Fund Advisors	Jun 17 2011	1,538	40.76	SELL	NASDAQ
BlackRock Fund Advisors	Jun 17 2011	605	40.76	SELL	NASDAQ
BlackRock Fund Advisors	Jun 17 2011	624	40.76	SELL	NASDAQ
BlackRock Fund Advisors	Jun 17 2011	605	40.76	SELL	NASDAQ
BlackRock Fund Advisors	Jun 20 2011	747	40.15	BUY	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	1,919	40.15	BUY	NASDAQ
BlackRock Fund Advisors	Jun 20 2011	11,400	40.15	BUY	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	3,192	40.15	BUY	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	6,840	40.15	BUY	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	1,710	40.15	BUY	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	129	40.15	BUY	NASDAQ
BlackRock Fund Advisors	Jun 20 2011	498	40.15	SELL	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	Jun 20 2011	1,992	40.15	SELL	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	18,468	40.15	SELL	PRIVATE
BlackRock Fund Advisors	Jun 20 2011	6,954	40.15	SELL	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	756	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	4,560	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	3,762	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	5,700	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	4,560	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	342	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	842	40.49	BUY	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	9	40.49	SELL	PRIVATE
BlackRock Fund Advisors	Jun 21 2011	456	40.49	SELL	PRIVATE
BlackRock Fund Advisors	Jun 22 2011	1,008	40.12	SELL	PRIVATE
BlackRock Fund Advisors	Jun 22 2011	6,270	40.12	SELL	PRIVATE
BlackRock Fund Advisors	Jun 22 2011	2,508	40.12	SELL	PRIVATE
BlackRock Fund Advisors	Jun 22 2011	1,710	40.12	SELL	PRIVATE
BlackRock Fund Advisors	Jun 23 2011	3,078	40.77	BUY	PRIVATE
BlackRock Fund Advisors	Jun 23 2011	4,560	40.77	BUY	PRIVATE
BlackRock Fund Advisors	Jun 23 2011	2,622	40.77	BUY	PRIVATE
BlackRock Fund Advisors	Jun 23 2011	2,850	40.77	BUY	PRIVATE
BlackRock Fund Advisors	Jun 23 2011	13	40.77	SELL	NASDAQ
BlackRock Fund Advisors	Jun 23 2011	2,280	40.77	SELL	PRIVATE
BlackRock Fund Advisors	Jun 23 2011	2,166	40.77	SELL	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	21	43.92	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	12	43.94	BUY	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	113	43.92	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	61	43.94	BUY	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	5,710	43.92	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	3,088	43.94	BUY	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	1,069	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	281	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	113	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	1,464	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	844	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	675	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	394	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	788	43.94	BUY	NASDAQ
BlackRock Fund Advisors	Jun 24 2011	41	43.94	SELL	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	27	43.94	SELL	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	1,310	43.94	SELL	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	3,680	43.94	SELL	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	2,070	43.94	SELL	PRIVATE
BlackRock Fund Advisors	Jun 24 2011	38	43.94	SELL	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	Jun 24 2011	63	43.94	SELL	NASDAQ
BlackRock Fund Advisors	Jun 27 2011	1,138	42.77	BUY	NASDAQ
BlackRock Fund Advisors	Jun 27 2011	159	43.14	BUY	NASDAQ
BlackRock Fund Advisors	Jun 27 2011	6,960	43.56	BUY	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	159	43.14	BUY	NASDAQ
BlackRock Fund Advisors	Jun 27 2011	11,020	43.56	BUY	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	524	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	3,248	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	232	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	464	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	8,120	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	421	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 27 2011	1,263	43.56	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	9	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	108	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	789	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	5,405	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	575	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	5,635	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	1,610	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	497	43.79	BUY	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	4,600	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	1,380	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	10,120	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	4,600	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	6,900	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	2,300	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 28 2011	842	43.79	SELL	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	2,300	43.64	BUY	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	1,150	43.64	BUY	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	6,900	43.64	BUY	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	2,760	43.64	BUY	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	526	43.64	SELL	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	4,600	43.64	SELL	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	6,900	43.64	SELL	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	1,380	43.64	SELL	PRIVATE
BlackRock Fund Advisors	Jun 29 2011	51	43.64	SELL	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	920	43.39	BUY	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	1,725	43.39	BUY	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	5,175	43.39	BUY	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	6,555	43.39	BUY	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	9,430	43.39	BUY	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	421	43.39	BUY	PRIVATE

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	Jun 30 2011	6,900	43.39	SELL	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	3,220	43.39	SELL	PRIVATE
BlackRock Fund Advisors	Jun 30 2011	2,185	43.39	SELL	PRIVATE
BlackRock Fund Advisors	Jul 1 2011	7,475	44.17	SELL	PRIVATE
BlackRock Fund Advisors	Jul 1 2011	6,900	44.17	SELL	PRIVATE
BlackRock Fund Advisors	Jul 1 2011	2,300	44.17	SELL	PRIVATE
BlackRock Fund Advisors	Jul 1 2011	1,610	44.17	SELL	PRIVATE
BlackRock Fund Advisors	Jul 1 2011	16	44.17	SELL	PRIVATE
BlackRock Fund Advisors	Jul 1 2011	526	44.17	SELL	PRIVATE
BlackRock Fund Advisors	Jul 5 2011	4,600	44.15	SELL	PRIVATE
BlackRock Fund Advisors	Jul 5 2011	2,300	44.15	SELL	PRIVATE
BlackRock Fund Advisors	Jul 5 2011	1,725	44.15	SELL	PRIVATE
BlackRock Fund Advisors	Jul 5 2011	1,035	44.15	SELL	PRIVATE
BlackRock Fund Advisors	Jul 5 2011	1,035	44.15	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 12 2011	357	44.65	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 12 2011	464	44.65	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 13 2011	387	44.56	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 13 2011	152	44.56	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 13 2011	304	44.56	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 16 2011	165	43.96	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 16 2011	67	44.28	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 16 2011	212	43.96	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 16 2011	222	43.42	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 17 2011	126	43.22	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 17 2011	167	43.22	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 18 2011	398	43.60	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 18 2011	7,324	44.39	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 18 2011	492	43.60	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 18 2011	7,324	44.39	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 20 2011	268	43.14	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 20 2011	385	43.14	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 25 2011	172	42.25	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 25 2011	1,323	41.95	BUY	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	May 26 2011	3,182	42.15	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 26 2011	3,182	42.15	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 26 2011	3,182	42.15	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 27 2011	18	42.58	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 31 2011	355	43.09	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	80	43.09	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	275	43.09	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	77	43.09	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	1,646	43.09	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	318	43.09	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	112	43.10	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 31 2011	42	43.10	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 31 2011	223	43.09	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	275	43.09	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	2,531	42.99	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	May 31 2011	1,611	43.09	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	May 31 2011	355	43.09	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 3 2011	269	41.26	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 3 2011	413	41.26	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 6 2011	273	40.80	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 6 2011	348	40.80	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 7 2011	274	40.83	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 7 2011	381	40.83	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 7 2011	1,300	40.73	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 8 2011	295	40.62	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 8 2011	404	40.62	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	3,037	40.78	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	80	40.77	BUY	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	40	40.77	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	2,570	40.77	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	140	40.77	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	30	40.77	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	4,062	40.78	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 9 2011	1,300	40.94	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	100	39.93	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	459	39.93	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	866	40.40	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	140	40.41	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	1,950	40.41	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	140	40.41	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	90	40.41	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 10 2011	1,150	40.40	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 13 2011	260	39.82	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 13 2011	7,047	39.82	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 13 2011	240	39.82	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 14 2011	124	41.62	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 14 2011	576	41.62	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	621	42.20	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	621	42.21	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	550	42.69	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	100	42.69	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	196	42.19	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	621	42.20	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 15 2011	1,297	42.33	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 16 2011	90	42.12	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 16 2011	600	42.12	BUY	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	Jun 16 2011	981	42.36	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 16 2011	1,229	42.36	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 16 2011	620	42.46	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 16 2011	138	42.46	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	1,431	40.76	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	2,348	40.76	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	32	40.76	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	1,345	40.50	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	1,537	40.50	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	13,601	40.76	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	185	40.76	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	20	40.76	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	1	40.76	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	185	40.76	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	20	40.76	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 17 2011	32	40.76	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 20 2011	1,533	40.09	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 20 2011	1,105	40.09	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 20 2011	6,000	40.15	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 21 2011	202	40.51	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 21 2011	670	40.48	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 21 2011	100	40.48	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 21 2011	284	40.49	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 21 2011	1,023	40.49	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 21 2011	347	40.51	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 22 2011	990	40.34	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 22 2011	495	40.25	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 22 2011	725	40.25	BUY	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	Jun 22 2011	190	40.34	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 23 2011	1,270	40.47	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 23 2011	230	40.47	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 23 2011	6,000	39.95	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	236	43.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	337	43.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	61	43.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	1,350	43.57	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	260	43.57	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	58	43.92	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	740	43.94	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	437	43.92	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	1,491	43.92	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	99	43.92	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	32	43.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	54	43.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	807	43.94	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	337	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	236	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	2,244	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	648	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	222	43.43	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	807	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	220	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	54	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 24 2011	66	43.94	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 27 2011	330	43.38	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 27 2011	1,720	43.38	BUY	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	1,376	43.76	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	1,380	43.76	BUY	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	376	43.79	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	162,700	43.39	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	100	43.93	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	2,644	43.95	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 28 2011	376	43.79	SELL	NASDAQ
BlackRock Institutional Trust Company, N.A.	Jun 30 2011	2,412	43.39	BUY	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jun 30 2011	2,412	43.39	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 5 2011	2,412	44.14	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 5 2011	1,575	44.16	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 7 2011	5,286	44.19	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 7 2011	6,747	44.19	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 7 2011	162,700	44.20	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 8 2011	562	44.24	SELL	PRIVATE
BlackRock Institutional Trust Company, N.A.	Jul 8 2011	849	44.24	SELL	PRIVATE
BlackRock Investment Management, LLC	May 31 2011	428	43.09	BUY	PRIVATE
BlackRock Investment Management, LLC	May 31 2011	1,546	43.09	BUY	PRIVATE
BlackRock Investment Management, LLC	May 31 2011	241	43.09	BUY	PRIVATE
BlackRock Investment Management, LLC	May 31 2011	8	43.10	SELL	NASDAQ
BlackRock Investment Management, LLC	May 31 2011	1,079	43.09	SELL	NASDAQ
BlackRock Investment Management, LLC	May 31 2011	7	43.10	SELL	NASDAQ
BlackRock Investment Management, LLC	May 31 2011	41	43.09	SELL	PRIVATE
BlackRock Investment Management, LLC	May 31 2011	40	43.09	SELL	PRIVATE
BlackRock Investment Management, LLC	Jun 1 2011	704	42.05	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 8 2011	139	40.72	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 13 2011	96	39.84	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 14 2011	139	42.08	SELL	NASDAQ

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Investment Management, LLC	Jun 14 2011	648	42.08	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 14 2011	2,522	42.08	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 14 2011	1,826	42.08	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 14 2011	1,915	42.08	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 14 2011	286	42.08	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 14 2011	350	42.12	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 15 2011	300	42.50	SELL	NASDAQ
BlackRock Investment Management, LLC	Jun 17 2011	151	41.92	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 21 2011	98	40.43	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 23 2011	68	40.19	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 24 2011	274	43.92	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 24 2011	64	43.92	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 24 2011	100	43.92	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 24 2011	18	43.94	BUY	PRIVATE
BlackRock Investment Management, LLC	Jun 24 2011	54	43.94	BUY	PRIVATE
BlackRock Investment Management, LLC	Jun 24 2011	32	43.92	BUY	NASDAQ
BlackRock Investment Management, LLC	Jun 24 2011	148	43.94	BUY	PRIVATE
BlackRock Investment Management, LLC	Jun 24 2011	35	43.94	BUY	PRIVATE
BlackRock Investment Management, LLC	Jun 24 2011	63	43.94	SELL	PRIVATE
BlackRock Investment Management, LLC	Jun 24 2011	175	43.94	SELL	PRIVATE
BlackRock Japan Co Ltd	Jun 30 2011	3,800	43.28	BUY	NASDAQ
BlackRock Japan Co Ltd	Jul 5 2011	3,800	44.15	SELL	NASDAQ